Qutoutiao Inc.

11/F, Block 3, XingChuang Technology Center

5005 Shen Jiang Road, Pudong New Area

Shanghai 200120

People’s Republic of China

August 10, 2020

VIA EDGAR

Mr. Morgan Youngwood

Mr. Stephen Krikorian

Office of Technology
Division of Corporation Finance

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Qutoutiao Inc. Form 20-F for the Fiscal Year Ended December 31, 2019 Filed April 23, 2020 File No. 001-38644

Dear Mr. Youngwood and Mr. Krikorian:

Reference is made to the letter we received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated July 14, 2020 regarding the Annual Report on Form 20-F for the fiscal year ended December 31, 2019 (the “2019 Form 20-F”) of Qutoutiao Inc. (the “Company”).

We set forth below our responses to the comments contained in the Staff’s letter. For your convenience, we have reproduced the Staff’s comments in italicized boldface type below and keyed our responses accordingly. Unless otherwise defined herein, terms used herein shall have the same meanings ascribed to them in the 2019 Form 20-F.

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Form 20-F for the Fiscal Year Ended December 31, 2019

Item 5. Operating and Financial Review and Prospects
Key Operating Metrics, page 80

1.

Please clarify how changes in your installed users, MAUs, DAUs and average time spent per DAU correlate with the significant growth in your advertising and marketing revenues. In this respect, provide us with a quantitative and qualitative analysis of how changes in your revenues each quarterly period correlate with changes in your operating metrics. In addition, please clarify whether the installed users are active users or are cumulative users over time. Revise your disclosures accordingly.

The Company respectfully advises the Staff that, as disclosed in “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Key Factors Affecting Our Results of Operations—User Base and Level of Engagement” on page 78 of the 2019 Form 20-F, the continued increase in the number of DAUs (and MAUs) and the amount of time they spend on the Company’s platform drove demand for the Company’s advertising and marketing services and led to an increase in the number of advertisements that the Company served, which contributed to the increase in the Company’s advertising and marketing revenues. Such disclosure is consistent with the quarterly trend as illustrated in the table below, which sets forth the Company’s revenues, advertising and marketing revenues and user metrics on a quarterly basis from the three months ended March 31, 2018 to the three months ended December 31, 2019. In general, the number of MAUs and DAUs of the Company increased on a quarter-over-quarter basis during the periods presented, which attracted advertising customers to place additional advertisements on the Company’s mobile platforms and drove the growth of the Company’s advertising and marketing revenues on a quarter-over-quarter basis. The decrease in advertising and marketing revenues from the three months ended December 31, 2018 to the three months ended March 31, 2019 despite the increase in the number of MAUs and DAUs was due to seasonality. As disclosed in “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Key Factors Affecting Our Results of Operations—Seasonality,” advertising spending in the first quarter of each calendar year tends to be the lowest due to long holidays around the Lunar New Year when users tend to spend more time with family and on offline celebrations and less time on mobile platforms. In addition, as the user base of the Company continued to grow, the average daily time spent per DAU slightly decreased on a quarter-over-quarter basis in 2019. The Company does not believe that the slight decrease in this metric had any adverse impact on the advertising and marketing revenues as the metric shows an active level of engagement by its users.

	For the Three Months Ended
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,
	2018				2019
	(in millions, except for daily time spent data)
Revenues (RMB)	236.4	481.4	977.3	1,327.0	1,118.8	1,385.9	1,406.9	1,658.4
Advertising and marketing revenues (RMB)	230.7	439.2	896.5	1,247.9	1,087.2	1,358.0	1,381.6	1,588.5
Installed users as of the end of the period	99.4	139.1	227.7	334.8	437.1	550.8	670.7	793.6
Combined Average MAUs during the period	28.0	34.1	65.2	93.8	111.4	119.3	133.9	137.9
Combined Average DAUs during the period	11.3	12.6	21.3	30.9	37.5	38.7	42.1	45.7
Average daily time spent per DAU during the period (minutes)	32.5	47.0	55.9	63.1	62.1	60.0	61.3	59.4

The Company notes that as a foreign private issuer, the Company is not required to disclose its selected quarterly financial data under Item 302(a) of Regulation S-K. Therefore, the Company did not disclose in detail the quantitative correlation between the user metrics and the Company’s advertising and marketing revenues on a quarterly basis. However, the Company did disclose the qualitative correlation between the user metrics and its advertising and marketing revenues in the MD&A section as noted above and also made quantitative analysis when discussing the year-over-year comparison of the Company’s results of operation in the same section. The Company has duly noted the Staff’s comment and will disclose the quarterly trends as illustrated above in its future annual reports on Form 20-F.

The Company further advises the Staff that, as disclosed in the section titled “Conventions that Apply to this Annual Report on Form 20-F” on page 2 of the 2019 Form 20-F, the term “installed users” refers to the aggregate number of unique mobile devices that have downloaded and launched the Company’s relevant mobile application at least once. Such term reflects the cumulative users of the Company over time, rather than active users.

A. Operating Results
Results of Operations, page 93

2.

Please explain why you no longer disclose the number of advertising clicks on your platform and revenue per click for each period presented, which were metrics disclosed in prior filings, including your Form 20-F filed April 11, 2019. Price and volume disclosures such as the number of advertising clicks on your platform and revenue per click including an analysis of any trends or uncertainties appears to be important information necessary to understanding your results of operations. We refer you to Part I, Items 5A and 5D of Form 20-F and Section III.B of SEC Release 33-8350.

The Company respectfully advises the Staff that, in the opinion of the management, the size of the Company’s active user base and the level of user engagement, as reflected by user metrics such as MAUs, DAUs and average daily time spent per DAU, as well as its ability to monetize, which can be measured by the correlation between the Company’s advertising and marketing revenues and DAUs, are more intuitive for investors to understand the Company’s results of operations. The increase in the number of advertising clicks has been driven by the increases in the number of MAUs and DAUs and the average daily time spent per DAU, and the revenue per click depends on the Company’s ability to monetize. In addition, since the Company has been diversifying its advertising and marketing services, its advertising customers are increasingly charged on various basis in addition to oCPC (optimized cost-per-click), including oCPM (optimized cost-per-thousand-impressions), GMV (gross merchandise volume) and oCPA (optimized cost-per-action), as disclosed under the subheading “Revenue Recognition” on pages 86 to 87 of the 2019 Form 20-F. Considering the evolution of the various fee arrangements with its advertising customers, neither the number of advertising clicks nor the revenue per click can, in and of itself, fully illustrate the growth in the Company’s total revenues. The Company notes that leading mobile platforms that generate revenues primarily from advertising, such as Facebook, Twitter and Weibo, do not disclose the number of adverting clicks, revenue per click or similar metrics either.

B. Liquidity and Capital Resources, page 98

3.

We note from your risk factor disclosures on page 10 that your ability to continue as a going concern is dependent on management’s ability to successfully execute your business plans, which includes adjusting the pace of your operation expansion and controlling operating cost and expenses to reduce the cash used in operating cash flows. Please describe management’s plans in greater detail and how those plans alleviate substantial doubt as to your ability to continue as a going concern. Address any additional information about relevant events or conditions and management’s plans that have become available in subsequent interim periods. We refer to ASC 205-40-50-(12 through 14).

The Company respectfully advises the Staff that, as disclosed in “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources” on page 99 and in Note 1(c) on page F-15 of the 2019 Form 20-F, the Company’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plans, which includes adjusting the pace of its operation expansion and controlling operating cost and expenses to reduce the cash used in operating cash flows. To implement the plans, the Company will enhance user engagement and retention by offering higher quality and diversified contents while closely control the content costs with more selective content acquisition and better leverage of existing content varieties, and continue to optimize the user loyalty programs and the traffic acquisition strategy to efficiently control and reduce these user related costs. The Company will further preserve liquidity and manage cash flows by reducing discretionary expenditure including advertising expenses and general and administrative expenses.

The management of the Company has concluded, after giving consideration to its plans as noted above, that it has alleviated the substantial doubt as to the Company’s ability to continue as a going concern. The management believes that the Company has sufficient cash and other financial resources and liquidity to fund its operations for one year from the date of the filing of the 2019 Form 20-F, and that there is no substantial doubt about the Company’s ability to continue as a going concern for that one-year period.

The Company respectfully advises the Staff that the management has been executing its plans on an ongoing basis primarily through the following measures:

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First, the Company has been enhancing user engagement and retention by improving the quality and diversification of content which drives activity and revenue on the Company’s platforms. In addition to being more selective in the content that is displayed on the Company’s various mobile applications, the Company leverages its machine learning capabilities and growing user data to more effectively recommend content to individuals. Meanwhile, the Company is exploring alternative ways to monetize the user traffic on its platforms, including online games, short videos and live-streaming which the management believes will provide a more diverse user experience and increase user retentions through the inherent attractiveness of the user experience and content rather than through monetary incentives. The above measures have resulted in the Company spending less on user engagement and retention costs while revenue has not experienced a corresponding drop, which has improved the Company’s liquidity position.

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Second, the Company has been improving traffic acquisition strategy to attract quality users and optimize the loyalty points reward system. Specifically, the Company is continuously improving its loyalty program algorithm to identify ‘excessive loyalty points’, and subsequently cutting down costs without affecting overall user experience. The Company is also shifting its traffic acquisition strategy to target quality users rather than purely focusing on growing its user base as it previously did. The above measures have resulted in lower user related incentive costs while revenue has not experienced a corresponding drop, which has improved the Company’s liquidity position.

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Lastly, the Company has also been reducing discretionary expenditures to preserve liquidity. This entails a reduction in spending on the brand campaigns and TV shows sponsorship that did not have the desired effect on attracting new users, and also planned reductions in payroll expenditures through management of headcount as well as overtime and other non-standard payroll expenses.

In addition to the above efforts to enhance user engagement and retention and control costs, the Company has also been actively seeking potential financing opportunities and has obtained a RMB70 million line of credit from two major banks in China during the first half of 2020.

In case there are unforeseen events that may negatively impact the Company’s business, results of operations or financial condition, the management will determine if there is a need to employ more stringent measures to further reduce the expenses, which will include further optimizing the loyalty programs and user traffic acquisition costs.

Set forth below is certain financial information of the Company in subsequent interim periods during 2020, which illustrated the improvement in the Company’s results of operations:

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Sales and marketing expense as a percentage of net revenues decreased to 76% for the three months ended March 31, 2020 from 116% for the three months ended March 31, 2019 on a year-over-year basis and from 83% for the three months ended December 31, 2019 on a quarter-over-quarter basis, respectively. Specifically, user acquisition expenses as a percentage of net revenues decreased to 36% for the three months ended March 31, 2020 from 60% for the three months ended March 31, 2019, and from 41% for the three months ended December 31, 2019; user engagement expenses as a percentage of net revenues decreased to 36% for the three months March 31, 2020 from 52% in the three months ended March 31, 2019 and increased slightly from 35% for the three months ended December 31, 2019, respectively.

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Net loss decreased to RMB531.8 million for the three months ended March 31, 2020 from RMB688.2 million for the three months ended March 31, 2019 on a year-over-year basis and from RMB551.4 million for the three months ended December 31, 2019 on a quarter-over-quarter basis, respectively. Net loss margin decreased to 37.7% for the three months ended March 31, 2020 from 61.5% for the three months ended March 31, 2019 on a year-over-year basis. On a quarter-over-quarter basis the net loss margin increased slightly (net loss margin for the three months ended December 31, 2019 was 33.2%) but was still lower compared to earlier periods.

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Non-GAAP net loss (excludes share-based compensation expense) decreased to RMB388.1 million for the three months ended March 31, 2020 from RMB617.7 million for the three months ended March 31, 2019 on a year-over-year basis and from RMB470.2 million for the three months ended December 31, 2019 on a quarter-over-quarter basis, respectively. Non-GAAP net loss margin decreased to 27.5% for the three months ended March 31, 2020 from 55.2% for the three months ended March 31, 2019 on a year-over-year basis and from 28.4% for the three months ended December 31, 2019 on a quarter-over-quarter basis.

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Cash flows used in operations decreased to RMB406.4 million for the three months ended March 31, 2020 from RMB643.8 million for the three months ended March 31, 2019 on a year-over-year basis and from RMB432.8 million for the three months ended December 31, 2019 on a quarter-over-quarter basis, respectively. The Company achieved improvement of cash flows used in operations despite the negative impact of COVID-19 on operations in the first quarter of 2020.

While the Company is still preparing its financial information for the three months ended June 30, 2020, the Company does not expect to identify any new trend in the quarter that may materially and adversely affect the Company’s ability to continue as a going concern.

For the first six months of 2020, the estimated cash flows used in operations are consistent with the Company’s going concern projections at the time of filing of the 2019 Form 20-F. As of June 30, 2020, the preliminary estimates of cash, cash equivalents and short-term investments balance continue to support the Company’s disclosure in the 2019 Form 20-F that the substantial doubt as to the Company’s ability to continue as a going concern at the time of filing of the 2020 Form 20-F has been alleviated by management’s plan with consideration of guidance from ASC 205-40-50-12.

Consolidated Financial Statements
Note 21. Related Party transactions, page F-59

4.

We note from your disclosures on page F-39 that “Customer F-advertising and marketing customer (related party)” represents 28% of your accounts receivable balance as of December 31, 2019. We further note that you separately present amounts due from related parties in connection with a service fee of RMB473.2 million charged to related parties for advertising and marketing services provided to companies under the common control of the founder, to help promote these companies’ online applications, which were developed in late 2018.

Describe in greater detail the nature, terms and manner of settlement for these related party transactions.

Explain whether there is a concentration risk associated with the amounts due from related parties.

Tell us whether these related party transactions were consummated on terms that are equivalent to those that prevail in arm’s length transactions and if so, how such representations can be substantiated. We refer you to ASC 850-10-50.

In addition, tell us your consideration of separately disclosing the accounts receivable due from Customer F on the face of your consolidated balance sheets. We refer you to Rule 5-02(3)(a)(2) of Regulation S-X.

The Company respectfully advises the Staff that as disclosed in “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” on page 115 and in Note 21 on page F-59 of the 2019 Form 20-F, the Company provided advertising and marketing services to several companies controlled by Mr. Tan, including Customer F (collectively, the “related parties”), and charged service fees in an aggregate amount of RMB473.2 million in the fiscal year ended December 31, 2019. The mobile applications operated by the related parties were launched in late 2018, and they sought to collaborate with the Company to increase the traffic and awareness of their mobile applications within China by leveraging the Company’s experience in user growth and traffic acquisition.

The advertising and marketing services provided to the related parties include i) online advertising and marketing services, and ii) integrated marketing solutions services. The former accounted for 19% and the latter accounted for 81% of the total related party transaction revenues from the related parties in 2019.

As disclosed in Note 2 (q)(B) on page F-23 of the 2019 Form 20-F, when providing online advertising and marketing services, the Company generates revenue from performing specific actions, i.e. an optimized cost-per-thousand-impressions (“oCPM”) or optimized cost-per-click (“oCPC”) basis or related advertising and marketing services. Revenue is recognized on an oCPM or oCPC basis as impressions or clicks are delivered, or when related advertising and marketing services are performed.

When providing integrated marketing solution services, the services include but are not limited to designing and executing a systematic marketing plan online and offline, coming up with best solutions for online promotion of the mobile applications by selecting appropriate advertisement platforms, designing the advertisement clips, monitoring advertisement effects and organizing offline marketing campaigns. The Company charged the service fees to the related parties based on specified achievements, i.e., gross merchandise volume, or GMV—in which case revenue is recognized based on the number of first effective purchases, or optimized cost-per-action, or oCPA, basis—in which case revenue is recognized based on the number of registered new users.

The settlement terms for the related parties are nine to twelve months, which are similar to the settlement terms for some unrelated third-party customers. As of December 31, 2019, the receivables balance due from these unrelated third-party customers with settlement terms of nine to twelve months was RMB227 million. As of December 31, 2019, the amounts due from the related parties was RMB278.2 million and as of June 30, 2020, RMB120.0 million of these receivables balance has been collected.

The Company further respectfully advises the Staff that it does not believe that there is a concentration risk associated with the amounts due from the related parties. While the amounts due from the related parties is approximately 35% of total accounts receivables, the total revenue earned from the related parties only accounted for 8.5% of its net revenues for the fiscal year 2019, and the payments are settled in a manner similar to some unrelated third-party customers. The Company would also draw the Staff’s attention to the fact that despite the Company’s belief that there is no concentration risk, to increase the transparency of its disclosure, all customers that had a balance greater than 10% of the total outstanding accounts receivables, including Customer F (a related party), have been disclosed in Note 4(c)(ii) Risks and Concentration on page F-39 of the 2019 Form 20-F.

The Company further respectfully advises the Staff that the related party transactions were consummated at prices that were benchmarked against market data and rates for similar services that the Company incurs when transacting with unrelated third parties, as further illustrated below:

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The service fees charged to the related parties in connection with online advertising and marketing services were determined systematically as related parties bid for advertisement spaces through the Company’s automated matching system together with other third-party advertising customers. As a result, these transactions are consummated at market price.

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The service fees charged to the related parties in connection with integrated marketing solutions were determined based on the estimated cost of these solutions with a margin mark-up, as these services have to date not been extended to third party customers. The underlying estimated costs have been benchmarked to costs incurred by the Company to acquire new users for its own platform. The Company continues to monitor the gross margin of these transactions, trying to ensure that the margin for the integrated marketing solution services provided to the related parties has considered market conditions and the services fees are within the range of service fees charged by peer companies for services of similar nature.

In consideration of the need to separately disclose the receivables due from Customer F on the face of the consolidated balance sheets, the Company respectfully advises the Staff that the following disclosures have been made in the 2019 Form 20-F:

1)	Disclosed the total accounts receivable due from the related parties as of December 31, 2019 on the face of the consolidated balance sheets.
2)	Separately disclosed the amounts due from Customer F in Note 4(c)(ii) on page F-39 and
3)	Disclosed the nature of the related party arrangements with Customer F in Note 21 on page F-59.

Considering the aforementioned factors, the Company believes that the existing disclosures in the 2019 Form 20-F comply with the requirements of Rule 5-02(3)(a)(2) of Regulation S-X, and no separate disclosure of the accounts receivable due from Customer F on the face of the consolidated balance sheets is necessary.

5.	In your discussions of revenue in MD&A and your earnings releases, you should separately discuss and analyze revenues recognized from Related Parties.

The Company respectfully advises the Staff that it has disclosed the revenues recognized from related parties in footnote (1) to the consolidated results of operations table on page 94 of the Form 20-F and in Item 7.B on page 115 of the Form 20-F. The mobile applications operated by the related parties (controlled by Mr. Tan) were launched in late 2018, as mentioned in the previous response, and they sought to collaborate with the Company to increase the traffic and awareness of their mobile applications within China by leveraging the Company’s experience in user growth and traffic acquisition. This was the driver for the revenues recognized from related parties in 2019. The Company has duly noted the Staff’s comment and will separately discuss and analyze revenues recognized from related parties, when material, in its future earnings releases and the MD&A section of its future annual reports on Form 20-F.

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The Company has duly noted the Staff’s reminder that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Should you have any questions or wish to discuss the foregoing, please contact the Company’s U.S. counsel, Yi Gao of Simpson Thacher & Bartlett LLP, at +852-2514-7620 (office), +852-6588-7136 (cell) or ygao@stblaw.com.

Sincerely,

/s/ Eric Siliang Tan ________

Eric Siliang Tan

Chief Executive Officer

cc:Yi Gao

Simpson Thacher & Bartlett LLP

Sean Fu

PricewaterhouseCoopers Zhong Tian LLP